Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months
Ended
June 30, 2007

Income from Continuing Operations Before Taxes	$1.3
Add (Subtract):
One-third of rents	3.6
Interest on long-term and short-term debt	67.9
Interest capitalized, net of amortization	3.4

Earnings from Continuing Operations	$76.2

Fixed charges:
One-third of rents	3.6
Interest on long-term and short-term debt	67.9
Interest capitalized	5.5

Fixed Charges from Continuing Operations	$77.0

Ratio of Earnings to Fixed Charges from Continuing Operations	1.0

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and interest capitalized.

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